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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49021

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** AND ENDING **December 31, 2010**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pentalpha Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Greenwich Office Park North

(No. and Street)

Greenwich   CT   06831

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Callahan   203-660-6100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipsky Goodkin & Co., P.C.

(Name – *if individual, state last, first, middle name*)

120 West 45th Street   New York, NY   10036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

11018372

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __James Callahan__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Pentalpha Capital LLC__
_____ , as
of __December 31,__ , 20 __10__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Principal / Executive Director__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENTALPHA CAPITAL, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTAL MATERIAL

PER SEC RULE X-17A-5

DECEMBER 31, 2010

(WITH INDEPENDENT AUDITORS' REPORT)

LIPSKY, GOODKIN & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PENTALPHA CAPITAL, LLC

DECEMBER 31, 2010

TABLE OF CONTENTS

LIPSKY, GOODKIN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

(212) 840-6444
FAX (212) 921-7186

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

N.Y. STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Pentalpha Capital, LLC

We have audited the accompanying Statement of Financial Condition of Pentalpha Capital, LLC as of December 31, 2010 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pentalpha Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules of computation of net capital and supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipsky, Goodkin & Co., P.C.

February 11, 2011

-3-

PENTALPHA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$382,102
Accounts receivable	200,575
Receivable from brokers - clearance account	300,990
Securities investments at fair value	47,460
Prepaid assets	44,906
TOTAL ASSETS	**$976,033**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	13,125
Total liabilities	13,125
COMMITMENTS (Note 4)	
MEMBERS' EQUITY	962,908
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$976,033**

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF INCOME

DECEMBER 31, 2010

REVENUES	
Fee income	$ 698,754
Total revenues	698,754
EXPENSES	
Employee compensation	1,239,521
Occupancy costs	51,792
Other operating expenses	276,399
Payroll taxes	55,802
Total	1,623,514
Shared compensation and other expenses reimbursed - related party	(1,021,402)
Total expenses	602,112
INCOME FROM OPERATIONS BEFORE OTHER INCOME	96,642
OTHER INCOME	
Interest income	3,029
Total other income	3,029
NET INCOME	$ 99,671

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

DECEMBER 31, 2010

	Unrealized Holding Gain	Members Equity	Total
Balance, January 1, 2010	$ 14,120	$ 841,777	$ 855,897
Unrealized gain on marketable securities	7,340	-	7,340
Net income for the year	-	99,671	99,671
Balance, December 31, 2010	$ 21,460	$ 941,448	$962,908

See Notes to Financial Statements.

PENTALPHA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	99,671

Adjustments to reconcile net income
to net cash provided by operating activities:

Changes in:	
Accounts receivable	112,588
Receivable from broker	(538)
Prepaid assets	(95)
Accounts payable and accrued expenses	(12,375)
Due to related entity	(100,000)
Net cash provided by operating activities	99,251
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH	99,251
CASH - BEGINNING OF YEAR	282,851
CASH - END OF YEAR	$ 382,102

See Notes to Financial Statements.

NOTE 1 - THE COMPANY

Pentalpha Capital, LLC, (the "Company"), was formed in the State of New York, to act as a broker-dealer in the securities industry. It commenced operations on January 1, 1997 to, among other things, act as a conduit between a buyer and seller in various financial trades, and to provide consulting and advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments

The Company determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Marketable equity securities not classified as trading or held to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as comprehensive income in the statement of changes in members' equity. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income. Interest and dividends on securities classified as available-for-sale are included in other income.

Income Taxes

The Company was formed as a Limited Liability Company and therefore will not pay corporation income taxes as the income is taxed directly to the members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. They also affect reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum "net capital" as defined under such rule.

As of December 31, 2010, the Company's net capital was computed to be $709,257 exceeding its minimum requirements of $5,000 by $704,257.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in banks which at times exceeded the Federal Deposit Insurance Corporation limit of up to $250,000 per account.

NOTE 5 - 401K SAVINGS AND INVESTMENT PLAN

The Company has a contributory 401K Savings and Investment Plan covering all employees who meet length of service requirements. There was no 401K expense for the year ended December 31, 2010.

NOTE 6 - RELATED PARTIES

For the year ending December 31, 2010, the Company received $1,021,402 from commonly owned related entities to cover shared compensation and office expenses.

PENTALPHA CAPITAL, LLC

SUPPLEMENTAL MATERIAL

DECEMBER 31, 2010

PENTALPHA CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

IN ACCORDANCE WITH RULE 15c3-1 UNDER THE S.E.C. ACT OF 1934

DECEMBER 31, 2010

NET CAPITAL

Total members' equity per focus report	$ 942,937
Audit adjustments:	
Asset adjustments	20,596
Liability adjustments	(625)
Total members' equity per audited financial statements	962,908
Less: Non-allowable assets	(246,471)
Net capital before haircuts on securities positions	716,437
Haircuts on securities	(7,180)
Net capital	$ 709,257

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 13,125
Total aggregated indebtedness	$ 13,125

CAPITAL REQUIREMENTS

Minimum dollars net capital required	$ 5,000
6-2/3% of aggregate indebtedness	$ 875
Greater of capital requirements	$ 5,000
Excess net capital	704,257
Net capital	$ 709,257

See Notes to Financial Statements.

The Company is exempt from rule 15c 3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC No.	Name	Product Code
8-8177	Citigroup Global Markets Inc.	All

LIPSKY GOODKIN & CO., P. C.

CERTIFIED PUBLIC ACCOUNTANTS
120 WEST 45TH STREET
NEW YORK, NEW YORK 10036

TEL (212) 840-6444

FAX (212) 921-7186



Board of Directors
Pentalpha Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pentalpha Capital, LLC for the year ended December 31, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-15(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may became inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 11, 2011
New York, New York


INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC ASSESSMENT RECONCILIATION

To The Members of
Pentalpha Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Pentalpha Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Pentalpha Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pentalpha Capital, LLC's management is responsible for the Pentalpha Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lipsky, Goodkin & Co., P.C.

February 11, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _Dec 31_____, 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049021   FINRA   DEC
PENTALPHA CAPITAL LLC   5*5
1 GREENWICH PLZ OFC PARK-NORTH
GREENWICH CT 06830-6352

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _1,746.89_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_1,117.86____)
       _8/2/10_
       Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _629.03_____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _629.03_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _629.03_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pentalpha Capital, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _17_ day of _February_ , 20 _11_ .

Executive Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _JAN 1_, 20_10_
and ending _DEC 31_, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _698,754_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____ _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ _698,754_

2e. General Assessment @ .0025 $ _1,746.89_

(to page 1, line 2.A.)